

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>via facsimile and U.S. mail</u>
Mr. Albert L. Reese, Jr.
Chief Financial Officer
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027

February 20, 2007

Re: **ATP Oil & Gas Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2005
Response Letter Dated January 12, 2007
File No. 1-32647

Dear. Mr. Reese:

We have completed our review of ATP Oil & Gas Corporation's 2005 Form 10-K and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief